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                                                      Filer: ARAMARK Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                            Subject Company: ARAMARK Corporation
                                                   Commission File No. 333-65228
                                                                   July 17, 2001

                             Announcement Letter to
                           Salaried Exempt Employees


July 17, 2001


Dear ARAMARK Employee:

I am pleased to announce that ARAMARK has filed a Registration Statement with the Securities and Exchange Commission (SEC) for a public offering of ARAMARK stock. (The SEC is the federal agency that regulates the sale of stock and other securities in the United States.) For your information, I have enclosed a copy of the news release which provides additional details about the filing. Please share the news release and this letter with your staff.

The SEC strictly limits the information that we may release over the upcoming months. You may receive questions regarding this announcement from your clients, vendors and other business partners. To ensure that we comply with SEC rules, it is critical that we all convey a consistent message. To that end, I have enclosed our Post-Filing Communication Guidelines and Restrictions, which outline the way in which you may communicate this information. Please review this document carefully and work with your supervisor to ensure that we comply with the SEC regulations.

It is crucial that no one, other than designated ARAMARK public relations officials, interacts with the media or financial analysts on this announcement. If you receive inquiries from reporters or analysts, please refer them directly to Christopher Hardwick, GailForce Communications, at 215-238-7100. Do not
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attempt to respond to questions from any reporters or financial analysts.  If
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you receive any external inquiries that you are unsure how to handle, you should also direct them to Chris.

In addition, ARAMARK has proposed to its current shareholders to merge with a wholly-owned subsidiary to create a capital structure more appropriate for a public company. This proposal is set forth in a Joint Proxy Statement/Prospectus contained in a Registration Statement on Form S-4. I have enclosed instructions on how to access the SEC Web site which contains a copy of this Registration Statement on Form S-4.

These are exciting times for all of us at ARAMARK. We face new opportunities and challenges ahead. Going forward, we will need to rely on the same values, vision and "no-limits" mindset that have made our company what it is today. Most importantly, we must continue to build unlimited partnerships with our clients.
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Your cooperation during this transition period is greatly appreciated.  I congratulate each of you for helping ARAMARK reach this milestone, and I look forward to writing the next chapter of our history together.

Sincerely,

/s/ Joseph Neubauer

A Registration Statement on Form S-1 relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ARAMARK and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of ARAMARK. A list of the names of ARAMARK's directors and executive officers is contained in ARAMARK's joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As
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of the date of this communication, none of the foregoing participants, other than Joseph Neubauer and certain affiliated entities, individually beneficially owns in excess of 5% of ARAMARK's common stock. Except as disclosed above and in ARAMARK's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including the
Schedule 13D relating to the ARAMARK common stock filed by Joseph Neubauer, to the knowledge of ARAMARK, none of the directors or executive officers of ARAMARK has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to ARAMARK's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. We urge shareholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about ARAMARK, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about
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ARAMARK can also be obtained, without charge, by directing a request to ARAMARK,
ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention:
Office of the Corporate Secretary (215-238-3000).